UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)*

InkSure Technologies Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45727E
(CUSIP Number)

James E. Lineberger, Jr.
Lineberger & Co., LLC
1120 Boston Post Road
Darien, CT 06820
203-655-7578

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
Irrevocable Trust of James E. Lineberger u/a 12/17/98 65-6285554

2.	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	Connecticut

Number of Shares	7. Sole Voting Power	0
Beneficially Owned	8. Shared Voting Power	793,509(1)
By Each Reporting	9. Sole Dispositive Power	0
Person With	10. Shared Dispositive Power	793,509(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	793,509

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	4.8%(2)

14.	Type of Reporting Person (See Instructions)	OO

(1) Consists of (i) 457,619 shares held by the Irrevocable Trust of James E. Lineberger u/a 12/17/98 (the “Trust”); (ii) 88,831 shares issuable to the Trust upon the exercise of warrants by the Trust, which shares have not yet been issued by the Company (the “Warrant Exercise”); ( iii) 147,059 shares currently exercisable pursuant to warrants held by the Trust (the "Trust Warrants"); and (iv) 100,000 shares underlying convertible notes held by the Trust (the "Trust Notes") in the aggregate principal amount of $300,000 that are currently convertible at a price per share of $3.00.
(2) Based on a total of 16,094,442 shares outstanding on July 30, 2007 as reported in the Company's Form 10-QSB as filed with the SEC on August 1, 2007 , as adjusted to 16,430,332 shares to reflect 88,831 shares issuable under the Warrant Exercise, 147,059 shares issuable under the Trust Warrants and 100,000 shares issuable under the Trust Notes.

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
L & Co., LLC 06-1557367

2.	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	Delaware

Number of Shares	7. Sole Voting Power	0
Beneficially Owned	8. Shared Voting Power	394,604(1)
By Each Reporting	9. Sole Dispositive Power	0
Person With	10. Shared Dispositive Power	394,604(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	394,604

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	2.4%(2)

14.	Type of Reporting Person (See Instructions)	OO

(1) Consists of (i) 253,071 shares held by L & Co., LLC (“L & Co.”); (ii) 53,298 shares issuable to L & Co. upon the exercise of warrants by L & Co., which shares have not yet been issued by the Company (the “L & Co. Warrant Exercise”); and (iii) 88,235 shares currently issuable upon exercise of warrants held by L & Co. (the “L & Co. Warrants”).
(2) Based on a total of 16,094,442 shares outstanding on July 30, 2007 as reported in the Company's Form 10-QSB as filed with the SEC on August 1, 2007, as adjusted to 16,235,975 shares to reflect 53,298 shares issuable under the L & Co. Warrant Exercise and 88,235 shares issuable under the L & Co. Warrants.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
Lineberger & Co., LLC 22-2865537

2.	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds	N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	Connecticut

Number of Shares	7. Sole Voting Power	0
Beneficially Owned	8. Shared Voting Power	394,604(1)
By Each Reporting	9. Sole Dispositive Power	0
Person With	10. Shared Dispositive Power	394,604(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	394,604

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	2.4%(2)

14.	Type of Reporting Person (See Instructions)	OO

(1) Consists of (i) 253,071 shares held by L & Co., LLC (“L & Co.”); (ii) 53,298 shares issuable to L & Co. upon the exercise of warrants by L & Co., which shares have not yet been issued by the Company (the “L & Co. Warrant Exercise”); and (iii) 88,235 shares currently issuable upon exercise of warrants held by L & Co. (the “L & Co. Warrants”).
(2) Based on a total of 16,094,442 shares outstanding on July 30, 2007 as reported in the Company's Form 10-QSB as filed with the SEC on August 1, 2007, as adjusted to 16,235,975 shares to reflect 53,298 shares issuable under the L & Co. Warrant Exercise and 88,235 shares issuable under the L & Co. Warrants.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
James E. Lineberger IRA

2.	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	United States

Number of Shares	7. Sole Voting Power	0
Beneficially Owned	8. Shared Voting Power	100,000
By Each Reporting	9. Sole Dispositive Power	0
Person With	10. Shared Dispositive Power	100,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	100,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	Less than 1%(1)

14.	Type of Reporting Person (See Instructions)	OO

(1) Based on a total of 16,094,442 shares outstanding on July 30, 2007 as reported in the Company's Form 10-QSB as filed with the SEC on August 1, 2007.

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
James E. Lineberger

2.	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds	N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	United States

Number of Shares	7. Sole Voting Power	185,000(1)
Beneficially Owned	8. Shared Voting Power	394,604(2)
By Each Reporting	9. Sole Dispositive Power	185,000(1)
Person With	10. Shared Dispositive Power	394,604(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,373,113(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	8.2%(4)

14.	Type of Reporting Person (See Instructions)	IN

(1) Consists of (i) 85,000 shares held by James E. Lineberger and (ii) 100,000 shares owned by the James E. Lineberger IRA (the “IRA” ).
(2) Consists of (i) 253,071 shares held by L & Co., LLC (“L & Co.”); (ii) 53,298 shares issuable to L & Co. upon the exercise of warrants by L & Co., which shares have not yet been issued by the Company (the “L & Co. Warrant Exercise”); and (iii) 88,235 shares currently issuable upon exercise of warrants held by L & Co. (the “L & Co. Warrants”).
(3) Consists of (i) 457,619 shares held by the Irrevocable Trust of James E. Lineberger u/a 12/17/98 (the “Trust” ); (ii) 88,831 shares issuable to the Trust upon the exercise of warrants by the Trust , which shares have not yet been issued by the Company (the “Warrant Exercise”); (iii) 147,059 shares currently exercisable pursuant to warrants held by the Trust (the “Trust Warrants”) ; and (iv) 100,000 shares underlying convertible notes held by the Trust (the “Trust Notes”) in the aggregate principal amount of $300,000 that are currently convertible at a price per share of $3.00.
(4) Based on a total of 16,094,442 shares outstanding on July 30, 2007 as reported in the Company's Form 10-QSB as filed with the SEC on August 1, 2007, as adjusted to 16, 571,865 shares to reflect (i) 53,298 shares issuable under the L & Co. Warrant Exercise; (ii) 88,235 shares issuable under the L & Co. Warrants; (iii) 88,831 shares issuable under the Warrant Exercise; (iv) 147,059 shares issuable under the Trust Warrants; and (v) 100,000 shares issuable under the Trust Notes.

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
James E. Lineberger, Jr.

2.	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds	N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization	United States

Number of Shares	7. Sole Voting Power	0
Beneficially Owned	8. Shared Voting Power	793,509(1)
By Each Reporting	9. Sole Dispositive Power	0
Person With	10. Shared Dispositive Power	793,509(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	793,509

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	4.8%(2)

14.	Type of Reporting Person (See Instructions)	OO

(1) Consists of (i) 457,619 shares held by the Irrevocable Trust of James E. Lineberger u/a 12/17/98 (the "Trust"); (ii) 88,831 shares issuable to the Trust upon the exercise of warrants by the Trust, which shares have not yet been issued by the Company (the “Warrant Exercise”); (iii) 147,059 shares currently exercisable pursuant to warrants held by the Trust (the "Trust Warrants"); and (iv) 100,000 shares underlying convertible notes held by the Trust (the "Trust Notes") in the aggregate principal amount of $300,000 that are currently convertible at a price per share of $3.00.
(2) Based on a total of 16,094,442 shares outstanding on July 30, 2007 as reported in the Company's Form 10-QSB as filed with the SEC on August 1, 2007, as adjusted to 16,430,332 shares to reflect 88,831 shares issuable under the Warrant Exercise, 147,059 shares issuable under the Trust Warrants and 100,000 shares issuable under the Trust Notes.

SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTORY STATEMENT

This Amendment No. 2 to Schedule 13D (this “Amendment” ) amends the Schedule 13D filed on January 19, 2005 (the “Original Schedule 13-D”), as amended by Amendment No. 1 to the Schedule 13-D filed on October 4, 2005 with the Securities and Exchange Commission (“Amendment No.1” and together with the Original Schedule 13-D, the “Schedule 13-D”). The Schedule 13D was filed jointly by The Irrevocable Trust of James E. Lineberger u/a 12/17/98 (the “Trust”), L & Co., LLC (“L & Co.”), Lineberger & Co., LLC, James E. Lineberger IRA (the “IRA”), James E. Lineberger (“Lineberger I”) and James E. Lineberger, Jr. (“Lineberger II”) (collectively, the “Reporting Persons”). This Amendment relates to the common stock, $0.01 par value per share, of InkSure Technologies Inc., a Delaware corporation (the “Company” or the “Issuer”). The principal executive offices of the Company are located at 1770 N.W. 64th Street, Suite 350, Fort Lauderdale, FL 33309. Except as set forth herein, the Schedule 13-D remains unmodified.

Item 4. Purpose of Transaction

The Reporting Persons have been investors in the Issuer for several years. The purpose of the acquisition of the Issuer’s securities beneficially owned by the Reporting Persons over such time was to acquire such securities for investment purposes. However, they have become extremely dissatisfied with the financial performance of the Issuer. As a result, the Reporting Persons intend to engage in discussions with members of the management of the Issuer and/or members of the Issuer’s board of directors (the “Board”) with respect to certain issues relating to, among others, the Issuer’s historical financial and operating underperformance , the Issuer’s strategic decision-making and maximizing stockholder value through a timely merger or sale of the Issuer. The Reporting Persons may also approach other holders of Issuer’s securities in order to discuss similar matters of mutual interest, including, but not limited to, the possibility of nominating a person to become a director.

The Reporting Persons intend to continuously review their investment in the Issuer and reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment, including, among other things, acquiring additional securities of the Issuer, disposing of any securities of the Issuer owned by them, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer (including, but not limited to, the attitude of the Board and the management and other stockholders of the Issuer) and the general business and future prospects of the Issuer.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) (i) Based on a total of 16,094,442 shares outstanding on July 30, 2007, as adjusted to 16,430,332 shares to reflect 88,831 shares issuable under the Warrant Exercise, 147,059 shares issuable under the Trust Warrants and 100,000 shares issuable under the Trust Notes, the Trust's beneficial ownership of 793,509 shares of common stock constitutes beneficial ownership of approximately 4.8% of the total number of shares of outstanding common stock of the Issuer. Lineberger II disclaims all beneficial ownership in the securities owned by the Trust.

(ii) Based on a total of 16,094,442 shares outstanding on July 30, 2007, as adjusted to 16,235,975 shares to reflect 53,298 shares issuable under the L & Co. Warrant Exercise and 88,235 shares issuable under the L & Co. Warrants., L & Co.'s beneficial ownership of 394,604 shares of common stock constitutes beneficial ownership of approximately 2.4% of the total number of shares of outstanding common stock of the Issuer. Each of Lineberger I and Lineberger & Co. disclaim all beneficial ownership of all securities owned by L & Co.

(iii) Based on a total of 16,094,442 shares outstanding on July 30, 2007, the IRA's beneficial ownership of 100,000 shares of common stock constitutes beneficial ownership of less than 1% of the total number of shares of outstanding common stock of the Issuer. Lineberger I has shared beneficial ownership of all securities owned by the IRA.

(iv ) Based on a total of 16,094,442 shares outstanding on July 30, 2007, Lineberger I's beneficial ownership of 185,000 shares of common stock constitutes beneficial ownership of approximately 1.1% of the total number of shares of outstanding common stock of the Issuer.

(b) (i) Lineberger II, as the trustee of the Trust, has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 793,509 shares of common stock owned by the Trust.

(ii) Lineberger & Co., as the Managing Member of L. & Co., has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of the 394,604 shares of common stock owned by L & Co.

(iii) Lineberger I, individually, as the Manager of Lineberger & Co., LLC and as the manager of the IRA: (a) has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of the 394,604 shares of common stock owned by L & Co.; (b) has sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of 100,000 shares of common stock owned by the IRA; and (c) has sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of 85,000 shares of common stock owned by Lineberger I.

(c) (i) On or about July 27, 2007, the Trust and L & Co. each exercised warrants, on cashless basis, for an aggregate of 88,831 and 53,298 shares of the Issuer’s common stock, respectively, which shares have not yet been issued by the Company. Other than the foregoing, during the past sixty days, none of the Reporting Persons has effected any transactions in shares of common stock.

(d) Not applicable.

(e) Since filing the Original Schedule 13-D, the Trust has ceased to be a beneficial owner of more than 5% of the common stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2007

IRREVOCABLE TRUST OF JAMES A LINEBERGER U/A 12/17/98

/s/ James E. Lineberger, Jr.
----------------------------------------------------
(Signature)
Name: James E. Lineberger, Jr., Trustee

L & CO., LLC

/s/ James E. Lineberger
----------------------------------------------------
(Signature)
Name: James E. Lineberger, Manager of Lineberger
& Co., LLC
Title: Managing Member

LINEBERGER & CO., LLC

/s/ James E. Lineberger
----------------------------------------------------
(Signature)
Name: James E. Lineberger
Title: Manager

JAMES E. LINEBERGER IRA

/s/ James E. Lineberger
----------------------------------------------------
(Signature)
Name: James E. Lineberger
Title: Manager

JAMES E. LINEBERGER

/s/ James E. Lineberger
----------------------------------------------------
(Signature)

JAMES E. LINEBERGER, JR.

/s/ James E. Lineberger, Jr.
----------------------------------------------------
(Signature)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).